Exhibit (a)(5)(xii)

The following are excerpts from a transcript from Lundbeck A/S’s presentation held on November 13, 2024.

Charl van Zyl - President & CEO

And also, the next disclosure I would like to make is also to the agreement between Longboard and Lundbeck that is subject, of course, to closing of the tender offer to be completed.

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And of course, the advance of Bexicaserin into the phase three programme that is started by Longboard.

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Johan Luthman - Executive Vice President, R&D

[B]efore I go into those programmes, I'd like to add to Charl's comment on Longboard. The company recently initiated a pivotal Bexicaserin trial in Dravet Syndrome, called DEEp SEA. That trial is now joined by another trial called DEEp OCEAN, which studies a mixed population of developmental and epileptic encephalopathies, with Lennox-Gastaut syndrome patients included.

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Joerg Hornstein - CFO & Executive Vice President, Corporate functions

The first nine months of 24, ended with the net cash position of 4 billion, compared to a net debt of 46 million in the first nine months of 23, effectively deleveraging the company ahead of the foreseen closing of the Longboard acquisition.

Next slide, please. We have raised the lower end of our financial guidance for 24, and also reflected the impact of the foreseen acquisition of Longboard and the other relevant financial information.  ..

Please keep in mind that we have communicated approximately 550 million of integration transaction costs tied to the foreseen acquisition of Longboard. We have the majority will be incurred in Q4 2024 and adjusted for.

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Furthermore, the effective tax rate has been updated to reflect the reversal of the uncertain tax position, and our net cash position is now projected to be a net debt position between 12 to 13 billion due to the foreseen acquisition of Longboard.

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Charl van Zyl - President & CEO

But also, when we think about long term, clearly the pipeline is evolving, and the work that Johan is doing around evolving the pipeline, including Bexicaserin, subject to closing, will allow us to be in a position in the mid-term to have four programmes that could be in phase three.

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Joerg Hornstein - CFO & Executive Vice President, Corporate functions

And, of course, we'll invest into our progressing timeline and also the integration, hopefully, on the foreseen closure of Longboard.

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Charles Pitman-King          (Barclays)

[A] very quick clarification to your comment on slide 20 and your guidance referring to it as soft guidance parameters. Can I just make sure, are you admitting that there's a potential to end up outside this range, or are you allowing for uncertainty with the relation to Longboard closure? Thank you.

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Charl van Zyl- President & CEO

[J]ust to be very clear, I think what Joerg was referring to are the other financial information. So relevant information on slide 20, but maybe not a reference to a soft guidance. We are very firm on our guidance based on what we said today. But I think it was just for completeness to share also the other relevant financial information. So hopefully that clarifies that point.

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Mattias Haeggblom (Handelsbanken)

[R]eading the SEC filings with background of the merger related to the proposed acquisition of Longboard, it became even clearer that the breakthrough designation for Bexicaserin, issued by FDA in July, was a driving force for Lundbeck's willingness to hike the offer substantially from its opening offer. So can you perhaps expand with regards to the importance of the breakthrough designation in light of risks and uncertainties with drug development, not least in neurology?

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Charl van Zyl- President & CEO

Thank you, Mattias. And Johan can comment in a second. But there’s two drivers, breakthrough designation, but also the willingness from the FDA on a much broader label in the broader population. Those are two big value drivers that came from the end of phase two meeting. But, Johan, do you want to comment on that?

Johan Luthman - Executive Vice President, R&D

Yes, I think that's pretty much it. It's a unique breakthrough. Designation has not been given before. And this is an area with many smaller indications and a few bigger ones, [inaudible]. And then in August they were even slightly bigger. So, this is the first time to really have this go at a broad label for all these epilepsies. And the breakthrough designation shows how committed FDA is to do something here, but it also adds value to a product like this.